SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of February 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.

                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached  hereto as Exhibit 1 and  incorporated  herein by reference is the Registrant's press release dated February 2, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ELBIT SYSTEMS LTD.
                                  (Registrant)

                                  By:  /s/ Ilan Pacholder
                                       --------------------------------------
                                       Name:  Ilan Pacholder
                                       Title:  Corporate Secretary

Dated:  February 2, 2004


                                      -2-

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                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.      DESCRIPTION
    -----------      -----------

        1.           Press release dated February 2, 2004.

                                    EXHIBIT 1

Elbit Systems'  Subsidiary EL-OP Unveils Latest Generation CoMPASS  Surveillance
--------------------------------------------------------------------------------
System
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Initial Contracts Exceed $10 Million
------------------------------------

         HAIFA, ISRAEL, FEBRUARY 2, 2004- ELBIT SYSTEMS LTD. (NASDAQ :ESLT) today announced that its wholly owned subsidiary, Elop Electro-Optics Industries Ltd. (El-Op), has been awarded initial contracts to supply its latest generation CoMPASS surveillance system to customers in Europe and Asia for airborne and naval applications. The value of the initial contracts exceeds $10 million, with deliveries to be made during 2004.

         The latest generation CoMPASS advanced stabilized system is designed for medium and high-end observation and surveillance applications. The system provides advanced solutions for fixed and rotary wing aircraft, marine patrol boats, unmanned airborne vehicles (UAVs) and ground vehicles.

         The latest generation CoMPASS system, containing four cutting-edge electro-optic sensors, delivers enhanced high quality day and night imagery in extreme weather conditions and laser range finding, target designation and marking. It offers superior stabilization performance, highly accurate Line of Sight (LOS) positioning capability and precise LOS angular and range data for fire control applications. Additionally, the latest generation CoMPASS system features enhanced automatic video tracker, special scan patterns, and enhanced image processing - all designed for operation in harsh airborne, marine and land scenarios.

         The major advantages of the latest generation CoMPASS multipurpose stabilized system are:

             o   Single LRU for substantial weight and size reduction
             o Advanced diode pumped laser designator, or eye-safe laser range finder
             o   New generation, FPA large aperture FLIRs
             o   Advanced day TV channel
             o   Laser target illuminator
             o   Advanced video and image processing features
             o   Four sensors in one 15" payload


Haim Rousso, General Manager of El-Op, commented: "These contracts demonstrate the success of the Elbit Systems Group new solution for the observation and surveillance market. The latest generation CoMPASS is recognized by our customers as pushing the envelope in its field. As a leader in the stabilized payloads market, we anticipate additional CoMPASS orders."

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts:

           Ilan Pacholder, VP Finance                  Marilena LaRosa
           Elbit Systems Ltd                           The Anne McBride Company
           Tel:  972-4 831-6632                        Tel: 212-983-1702
           Fax: 972-4 831-6659                         Fax: 212-983-1736
           Pacholder@elbit.co.il                       mlarosa@annemcbride.com


         STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.